Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
October 23, 2014

J.P.Morgan

October 2014

J.P. Morgan Structured Investments



The JPMorgan U.S. Sector Rotator TR Series X Index
Strategy Guide

Important Information

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings by J.P. Morgan to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities by J.P. Morgan. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities offered by J.P. Morgan linked to the JPMorgan U.S. Sector Rotator TR Series X Index (the "Index") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Index or any index fund that forms part of the Index.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Any historical composite performance records included in this presentation are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this presentation. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Index and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and financial instruments linked to the Index may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for J.P. Morgan Chase & Co and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Overview

The JPMorgan U.S. Sector Rotator Series X Index Series (the "U.S. Sector Rotator Series X") is a family of rules-based proprietary indices that were developed and are maintained and calculated by J.P. Morgan Securities plc. The JPMorgan U.S. Sector Rotator TR Series X Index (the "Index") is an index within the U.S. Sector Rotator Series X. The Index tracks the returns, with dividends reinvested, of a monthly reconstituted portfolio of ETFs, selected out of a pool of ten U.S. sector ETFs (each, a "U.S. Sector Constituent" and collectively, the "U.S. Sector Constituents") and a U.S. Treasury bond ETF (the "Bond Constituent").

Key features of the Index include:

- potential exposure to up to five of 11 investable constituent underlyings (10 exchange-traded funds across U.S. sectors and an exchange-traded fund representing a short term fixed income exposure);

- the weights allocated to the Index are dynamic and determined on a monthly rebalancing date based on a momentum style allocation to the five highest positive performing U.S. Sector Constituents, if any;

- the sectors represented by the U.S. Sector Constituents are: consumer discretionary, consumer staples, energy, financials, healthcare, industrial, utilities, materials, technology and real estate.

- each month, the Index seeks to select the five U.S. Sector Constituents with the highest positive performance during the prior month. The Index will include an allocation to the Bond Constituent if fewer than five U.S. Sector Constituents have positive performance during the prior month.

- the US Sector Constituents selected for inclusion in the Index each month are equal-volatility weighted, based on each U.S. Sector Constituent's realized volatility during the prior month, so that each U.S. Sector Constituent has the same amount of volatility contribution to the Index when the Index is rebalanced each month.

- if the aggregate weighted realized volatility of the portfolio of U.S. Sector Constituents is greater than 20%, the weight of each U.S. Sector Constituent is adjusted down proportionally so that the aggregate weighted realized volatility of the selected U.S. Sector Constituents is capped at a maximum of 20%, and the excess weight will be reallocated to the Bond Constituent.

- the Index is a total return index and reflects the weighted performance of the U.S Sector Constituents and the Bond Constituent;

- the Index level is calculated in U.S. dollars;

- the Index levels are published on Bloomberg under the ticker JPUSSCTO.

What are the Constituents?

The following table sets forth the U.S. Sector Constituents and Bond Constituent that compose the Index.

Constituents				
	Constituents	Sector	Currency	Bloomberg Tickers
U.S. Sector Constituents	The Consumer Discretionary Select Sector SPDR® Fund	Consumer Discretionary	USD	XLY
	The Consumer Staples Select Sector SPDR® Fund	Consumer Staples	USD	XLP
	The Energy Select Sector SPDR® Fund	Energy	USD	XLE
	The Financial Select Sector SPDR® Fund	Financial	USD	XLF
	The Health Care Select Sector SPDR® Fund	Health Care	USD	XLV
	The Industrial Select Sector SPDR® Fund	Industrial	USD	XLI
	The Utilities Select Sector SPDR® Fund	Utilities	USD	XLU
	The Materials Select Sector SPDR® Fund	Materials	USD	XLB
	The Technology Select Sector SPDR® Fund	Technology	USD	XLK
	iShares® U.S. Real Estate ETF	Real Estate	USD	IYR
Bond Constituent	iShares® 1-3 Year Treasury Bond ETF		USD	SHY

Note: Certain historical data for the U.S. Sector Constituents and Bond Constituent can be accessed on the Bloomberg website (www.bloomberg.com) by typing [ticker]:ind in the search box. Information contained in the Bloomberg website is not incorporated by reference in, and should not be considered a part of, this strategy guide.

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from December 31, 2003 through August 17, 2014 and the actual performance from August 18, 2014 through October 17, 2014. Based on the hypothetical back-tested and actual performance, the Index realized annualized returns of 10.16% per annum over the period, and outperformed the S&P 500 Total Return Index and the JPMorgan US Government Bond Index (Total Return) over the past 10 years. There is no guarantee that the Index will outperform, or will not underperform, the S&P Total Return Index or the JPMorgan US Government Bond Index (Total Return) during the term of any investment linked to the Index.

Hypothetical and Historical Comparison of the JPMorgan U.S. Sector Rotator TR Series X Index (December 31, 2003 to August 17, 2014 and August 18, 2014 to October 17, 2014)			
	JPMorgan U.S. Sector Rotator TR Series X Index	S&P 500 Total Return Index	JPMorgan US Government Bond Index (Total Return)
12 Month Return	**10.57%**	11.11%	4.27%
3 Year Return (Annualized)	**12.37%**	18.80%	1.99%
10 Year Return (Annualized)	**11.02%**	7.64%	4.47%
Annualized volatility	**12.11%**	20.07%	4.65%

Source: Bloomberg and J.P. Morgan. Please see notes immediately following the graph below.

Hypothetical and Historical Performance of the JPMorgan U.S. Sector Rotator TR Series X Index (December 31, 2003 to August 17, 2014 and August 18, 2014 to October 17, 2014)



Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to August 19, 2014, all retrospective levels provided in the graph and table above prior to such date are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily log returns of the relevant index for the full period from December 31, 2003 through October 17, 2014.

"S&P 500 Total Return Index" represents the total-return performance of the S&P 500 Index.

"JPMorgan US Government Bond Index (Total Return)" represents the returns of the JPMorgan US Government Bond Index.

Strategy Description

The Index rebalances the synthetic portfolio monthly on the last index calculation day of the month. As part of this rebalancing process, the Index will reallocate weights to the Constituents. Weights are determined on the second to last index calculation day of each month. The Index reallocates weights to the U.S. Sector Constituents based on an approach that will result in each U.S. Sector Constituent contributing the same amount of realized volatility to the Index.

On each selection date for the monthly rebalancing of the Index, the Index will employ the following steps:

■ The Index will select the top five positive performing U.S. Sector Constituents based on their past month's total-return performance for inclusion in the synthetic portfolio. If, however, fewer than five U.S. Sector Constituents have positive returns over the past month, the Bond Constituent will be added to the synthetic portfolio. In the example below, the five top performing U.S. Sector Constituents are identified.



■ Each U.S. Sector Constituent selected for inclusion in the synthetic portfolio is assigned a preliminary weight of 20%. If fewer than five U.S. Sector Constituents qualify for inclusion in the synthetic portfolio, the Bond Constituent will be assigned the remaining allocation.

■ The preliminary weight assigned to each selected U.S. Sector Constituent is adjusted based on its realized volatility calculated during the prior month relative to the other U.S. Sector Constituents. The result of this weighting mechanism is that, as of each rebalancing date, each U.S. Sector Constituent has the same amount of volatility contribution to the Index.

■ If the overall realized volatility of the portfolio of selected U.S. Sector Constituents exceeds 20%, based on each U.S. Sector Constituent's realized volatility during the prior month, the weight assigned to each U.S. Sector Constituent is adjusted down proportionally and the excess weight is reallocated to the Bond Constituent in order to cap the overall realized volatility of the Index at 20% as of each monthly rebalancing date.

■ After the rebalanced weights have been determined based on the above methodology, the Index will track the total return of this portfolio until the next rebalancing date.

Hypothetical Backtest Example

■ On June 29, 2014, the Consumer Discretionary Select Sector SPDR® Fund, the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Health Care Select Sector SPDR® Fund and the Utilities Select Sector SPDR® Fund each had positive returns in the previous month and therefore were selected for inclusion in the portfolio. As a result of the selection of five U.S. Sector Constituents, the Bond Constituent was not selected. On June 30, 2014, the weights calculated below were implemented by the Index.

	XLY	XLE	XLF	XLV	XLU
Realized Annualized Volatility	7.51%	11.05%	7.65%	7.07%	11.20%
Rebalanced Weight	22.75%	15.47%	22.34%	24.17%	15.27%

Although the weight for each of the top 5 positive performing U.S. Sector Constituents is determined as described above, it may be helpful to think of that weight determination also in the following way: if each such U.S. Sector Constituent were given a provisional weight equal to 20% and if that provisional weight were then scaled up or down based on whether its annualized volatility was greater or less than the volatility of the other selected U.S. Sector Constituents over the preceding month (subject to a cap of 20% aggregate realized volatility for the portfolio of the selected U.S. Sector Constituents), you would arrive at the rebalanced weight.

If less than 5 U.S. Sector Constituents had been selected or if the realized volatility of the portfolio of the selected U.S. Sector Constituents is above 20%, the Index will reallocate exposure from the U.S. Sector Constituents to the Bond Constituent in order to cap the overall realized volatility of the Index at 20%. The total index weights add up to 100%.

Total Return

The Index is a total return index intended to reflect the total-return performance of a synthetic portfolio, with dividends reinvested.

Historical Analysis

Capping volatility

As described in *"Strategy Description,"* on each rebalancing date, the Index reallocates index weights among the selected U.S. Sector Constituents so that the aggregate realized volatility of the portfolio of the selected U.S. Sector Constituents will not exceed 20% as of that rebalancing date. However, despite this volatility cap, the actual realized volatility of the Index after each rebalancing date may fluctuate greatly and may be greater than 20% at any time during the period between two rebalancing dates. The graph below illustrates the hypothetical one-year annualized volatility of the Index as well as that of the S&P 500® Total Return Index and the JPMorgan US Government Bond Index between December 31, 2003 and September 18, 2014.

Volatility is a measurement of the variability of returns. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical daily logarithmic returns of each index over a one-year observation period. For any given day, the "one-year annualized volatility" is the annualized standard deviation of the daily logarithmic returns of the relevant index using the closing levels of the index during the period of 252 index calculation days preceding that day. For example, for the day September 30, 2010, the data point on the graph for that day represents the annualized standard deviation of the daily logarithmic returns using closing levels of the relevant index during the 252 index calculation days up to and including September 30, 2010.

Hypothetical and historical one-year annualized volatility (December 31, 2004 to August 17, 2014 and August 18, 2014 to September 18, 2014)



Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical one-year annualized volatility levels of the Index, the S&P 500 Total Return Index, and the JPMorgan US Government Bond Index are presented for informational purposes only. The back-tested, hypothetical, historical one-year annualized volatility has inherent limitations. These volatility levels reflect historical performance (and in the case of the Index, hypothetical historical performance). No representation is made that in the future the Index, the S&P 500 Total Return Index or the JPMorgan US Government Bond Index will have the volatilities shown above. There is no guarantee that the Index will outperform, or will not underperform, any alternative investment strategy, including the S&P 500 Total Return Index or the JPMorgan US Government Bond Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual one-year annualized volatilities will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical allocations

The following graph illustrates the hypothetical historical allocation of the U.S. Sector

Constituents and Bond Constituent, based on the rebalancing mechanics set forth under the *"Strategy Description."* For a list of the ETFs that make up the U.S. Sector Constituents and Bond Constituent displayed in this graph, please see *"What are the Constituents?"* above.

Hypothetical and historical allocations (December 31, 2003 to August 17, 2014 and August 18, 2014 to September 18, 2014)



Source: J.P. Morgan.

Note: The hypothetical allocations are obtained from back-testing of the Index and should not be considered indicative of the actual weights that would be assigned to the applicable U.S. Sector Constituents and Bond Constituent during any investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the applicable U.S. Sector Constituents and Bond Constituent consistent with the hypothetical allocations displayed in the preceding graph. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations based on back-testing. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The charts below illustrate the average allocation over specific time periods to the U.S. Sector Constituents and Bond Constituent. These charts intend to demonstrate how the average allocation between the U.S. Sector Constituents and the Bond Constituent changes during different market environments. These hypothetical allocations were calculated by averaging the monthly allocations during the periods indicated.

Average monthly allocations in declining equity markets

November 2002 to March 2003



November 2007 to March 2009



Average monthly allocations in rising equity markets

April 2003 to October 2007



April 2009 to August 2014



Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the applicable U.S. Sector Constituents and Bond Constituent during any investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the applicable U.S. Sector Constituents and Bond Constituent consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations based on back-testing. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks associated with the Index

THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES—the exposures to the dynamic basket that tracks the total returns of the applicable U.S. Sector Constituents and Bond Constituent are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THE ACTUAL REALIZED VOLATILITY OF THE INDEX MAY BE GREATER THAN 20%—On each monthly rebalancing date, the Index reallocates index weights among the selected U.S. Sector Constituents so that the aggregate realized volatility of the portfolio of selected U.S. Sector Constituents will not exceed 20% as of that rebalancing date. However, despite this volatility cap, the actual realized volatility of the Index after each rebalancing date may fluctuate greatly and may be greater than 20% at any time during the period between two rebalancing dates.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY—The Index seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. The Index strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

THE INDEX MAY HAVE EXPOSURE ONLY TO THE BOND CONSTITUENT (AND NO EXPOSURE TO ANY U.S. SECTOR CONSTITUENT) FOR AN EXTENDED PERIOD OF TIME — The Index will be subject to the performance of certain U.S. market sectors, which may be subject to prolonged negative performance. Under these circumstances, the Index may have exposure only to the Bond Constituent for an extended period of time (and no exposure to any U.S. Sector Constituent, if every U.S. Sector Constituent has a prolonged negative performance). Your return may be adversely affected by a prolonged exposure only to the Bond Constituent.

CORRELATION OF PERFORMANCES AMONG THE CONSTITUENTS MAY REDUCE PERFORMANCE OF THE INDEX—Performances among the U.S. Sector Constituents and Bond Constituent may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among selected U.S. Sector Constituents and Bond Constituent that have a substantial weighting in the Index could have a material adverse effect on the performance of the Index.

OTHER KEY RISKS:

- The Index may not be successful and may not outperform any alternative strategy related to the U.S. Sector Constituents and Bond Constituent.

- Changes in the value of the U.S. Sector Constituents or the Bond Constituent may offset each other.

- The Index is subject to risks associated with specific sectors in the U.S market.

- The Index was established on August 18, 2014, and therefore has a limited operating history.

The risks identified above are not exhaustive. Investors should also review carefully risk factors identified in the relevant offering materials for any investment linked to the Index in which they participate.